KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

November 5, 2003

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's Interim Report discussing the Company's 2003 First Half Sales.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

dlw 11/14

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

Interim report

First half 2003



2003

Lagardère

Review of operations

Lagardère is a media group with a strategic shareholding in EADS N.V. (European Aeronautic Defence and Space Company – EADS).

In the field of the Media, Lagardère Group's ambition is to capitalize on its major advantages – international presence, strong brand names (Elle, Première, Paris Match, Europe 1, Hachette, Virgin, Canal J), control of content publishing (book publishing, film & TV production and new media), and world leadership in the businesses of consumer magazines and distribution of cultural/entertainment products and services – in order to consolidate its presence and performance in all the major sectors related to the publishing and distribution of high quality contents.

Lagardère's media division aims to continue to achieve growth by concentrating on two major lines of strategy: actively expand its international presence, particularly in Europe, the United States and Japan, and conquer leading positions with the Group's flagship themes – women, education, youth, and travel. Furthermore, Lagardère still feels that becoming a major player in television would be a considerable source of value and will therefore give careful, thorough consideration to any opportunities that could contribute to achieving this aim.

On December 3, 2002, a firm sale agreement was signed between the Natexis Banques Populaires group and Lagardère, which indirectly enables Lagardère to acquire Vivendi Universal Publishing's assets, once the European Competition Authorities issue their opinion on the transaction and at no cost to Natexis Banques Populaires.

On April 14, 2003, Lagardère filed this acquisition proposal with the said competition authorities prior to its review by the competent department of the European Commission, in compliance with EC regulation on the control of concentrations of undertakings.

On June 5, 2003, the European Commission decided that Lagardère's proposal required further investigation on its part, and – in a response to France's request of May 14, 2003 that the file be returned to Paris – it announced on July 23, 2003 that it would personally deal with all aspects of the proposal.

In principle, the European Commission has until January 13, 2004 to state its position on Lagardère's proposed acquisition of the assets of Vivendi Publishing.

In the High Technologies business, the grouping of national players (contribution of Matra Hautes Technologies to Aerospatiale), followed by European players (merger of Aerospatiale Matra's activities with those of the German group DASA and the Spanish group CASA, forming EADS N.V.) has created a situation of exemplary European integration.

This also resulted in considerable increases in the business volumes of the newly organized group and in significant savings derived from the synergies thus generated. As a result, with annual sales of around € 30 billion, EADS is one of the three largest aeronautics and defense groups in the world, providing Europe with the capacity to compete with the United States. The extensive reach of the three partners' combined business activities provides EADS with the capacity to compete effectively with Boeing (civil aviation), Lockheed Martin (military aviation) and Raytheon (missile systems).

When it became obvious that the Avantime was a commercial failure, Matra Automobile decided in February 2003 to stop production. It was Renault's decision, taken back in 1996, to switch production of the 4th generation Espace to its own plant at Sandouville, taking it away from Romorantin, that led the traditional partners to launch the Avantime together – an evidence of their common determination to keep the Romorantin plant in production. Thus, Matra Automobile will no longer manufacture automobiles, but it will continue to fulfill its contractual obligations with respect to Espace and Avantime customers.

The negotiations announced in June between Lagardère SCA and Pininfarina S.p.a. concerning the sale of Matra-Automobile's engineering, testing, pre-projects and prototypes activities reached a successful conclusion in August 2003.

This sale is subject to the usual authorizations, and is a concrete expression of Lagardère Group's strategic decision to withdraw from the automotive segment. It ensures for the employees of the Matra Automobile design office, testing center and the design subsidiary D3 a long term future within one of the leading worldwide automotive engineering specialists, by valuing their skills.

CONSOLIDATED RESULTS

The Automobile business segment has been deconsolidated as of January 1, 2003, and the estimated costs of the Group's withdrawal were provided for at December 31, 2002. The consolidated results published for the periods ended December 31, 2002 and June 30, 2002 are indicated in the table below, together with the corresponding figures for the same periods as restated to exclude this segment's results.

Compared with the restated amounts for the first half of 2002, Lagardère's business activities in the first half of 2003 recorded a 2.1% fall in sales and a 26.5% increase in operating income, which rose from € 181 million to € 229 million.

Summarized consolidated income statements are as follows:

(in millions of euros)	First half 2003	First half 2002 Restated	Year 2002 Restated	First half 2002 Published	Year 2002 Published
Sales	**5,802**	*5,925*	*12,434*	**6,475**	*13,216*
Operating income	**229**	*181*	*432*	**208**	*440*
Interest expense, net	**(31)**	*(188)*	*(368)*	**(183)**	*(331)*
Operating income (loss) after interest	**198**	*(7)*	*64*	**25**	*109*
Non-operating loss	**(16)**	*(4)*	*(98)*	**(9)**	*(371)*
Other items (including corporate income tax)	**(101)**	*94*	*(24)*	**87**	*(25)*
Net income (loss) before minority interests	**81**	*83*	*(58)*	**103**	*(287)*
Net income	**74**	*84*	*(62)*	**104**	*(291)*

Operations of the Group's main business segments are analyzed below.


Media

Summarized income statements of the Lagardère Media segment are as follows:

(in millions of euros)	First half 2003	First half 2002	Year 2002
Net sales	**3,861**	*3,906*	*8,095*
Operating income	**172**	*143*	*385*
Interest expense, net	**(28)**	*(175)*	*(363)*
Operating income (loss) after interest	**144**	*(32)*	*22*
*Non-operating expenses, net**	**(5)**	*(22)*	*(53)*
Net income from companies accounted for by the equity method	**23**	*13*	*15*
Net income (loss) before tax	**162**	*(41)*	*(16)*

* Excluding exceptional write-downs of intangible assets

Lagardère Media comprises the Book Publishing, Print Media, Distribution Services and Lagardere Active divisions.

In a global context marked by the hesitation of the advertising market during the war in Iraq, and by a 19% fall in the average value of the dollar compared to the first half of 2002, sales for the first half of 2003 fell slightly (1.1%). Excluding the effects of changes in group structure and of exchange rate fluctuations, sales were up 4.3%, with a more noticeable rise for Hachette Livre and Lagardere Active. This sustained level of increase was achieved by virtue of a balance between cyclical and non-cyclical activities, the strengthening of leading competitive positions, and widely diversified international expansion.

Operating income totaled € 172 million, up 20.7% over the first half of 2002 before recording changes in group structure and exchange rates.

This increase can be broken down as follows:

• In Book Publishing, where half-yearly results are relatively meaningless given the seasonal nature of the business, Hachette Livre recorded a € 17.7 million increase in operating income during the first half of 2003 as a result of satisfactory levels of business in the United Kingdom, distribution in France and part-works in general.

• Despite a very poor advertising context during the second quarter of 2003, particularly in the United States, and unfavorable exchange rates, Hachette Filipacchi Médias recorded a 3.3% increase in operating income for the first half of 2003 compared to first-half 2002. Strong increases were recorded in both Magazines and Regional daily press in France, but also in Spain and the United Kingdom.

• Hachette Distribution Services registered a 7.1% increase in operating income. The high performance levels achieved in Spain, Belgium, Hungary and Poland offset the negative impact of reduced traffic at airports and of the labor strikes which penalized press retail operations in France during May and June 2003.

• Within the Lagardere Active division, operating income rose by € 6.6 million, reflecting a sustained level of advertising revenue and the profitability of Lagardere Active Broadcast as well as a drive to reduce costs at Lagardere Active Broadband.

Net interest expenses amounted to € 28 million in the first half of 2003, a reduction of € 147 million compared to the first half of 2002.

In the first half of 2002, this heading included a € 132 million allowance to write down the investment in T-Online, thus valued at € 7.85 per share. In the second half of 2002, an additional allowance of € 146 million was established to write down those shares to their December 2002 market price, i.e. € 5.76 each. In view of the stock's volatility, this valuation was unchanged at June 30, 2003. The market price of T-Online shares on that date was € 9, resulting in an unrealized capital gain of € 226 million before tax owing to the fact that allowances recorded in prior periods were maintained.

Excluding the allowances recorded in 2002, net interest expenses were reduced primarily as a result of the fall in interest rates.

A non-operating loss of € 5 million was recorded in the first half of 2003, compared to € 22 million for first-half 2002 and € 53 million for the year ended December 31, 2002 when it mainly included restructuring charges incurred under the plan to boost growth and profitability, and the costs of closing down certain operations (principally at Lagardere Active).

Income from companies accounted for by the equity method improved following increases in results in the Print Media division and at multiThématiques and Canal Satellite.





→ High Technologies

Since July 1, 2000, EADS' contribution to Lagardère's results has been consolidated using the proportional method, based on the interest held by Lagardère in the EADS group. For the first half of 2003, this percentage interest is 15.07%, compared to 15.10% for the year 2002; it was diluted as a result of a share capital increase reserved for EADS' employees which took place in December 2002.
Summarized income statements before recording the effect of changes in group structure are as follows:

EADS comprises:
Airbus,
Aeronautics,
Military Transport Aircraft,
Space,
and Defense and Civil Systems

(in millions of euros)	**First half 2003**	**First half 2002**	**Year 2002**
Net sales	**1,941**	**2,019**	*4,339*
Operating income	**66**	**50**	*63*
Interest expense, net	**(16)**	**(27)**	*(29)*
Operating income after interest	**50**	**23**	*34*
*Non-operating income (expenses) **	**(15)**	**7**	*(8)*
Net income from companies accounted for by the equity method	**10**	**8**	*20*
Net income before tax	**45**	**38**	*46*

** Excluding exceptional write-down of goodwill.*

The consolidated financial statements of EADS were restated in accordance with accounting methods used in the previous periods, in order to conform to the French accounting standards applied by Lagardère Group. Foreign currency transactions were translated using the rates of exchange at which the corresponding cash flows had been hedged. Accordingly, fair value adjustments recorded by EADS on certain of its foreign exchange hedging instruments were eliminated. Value adjustments made by EADS in respect of the contributions received from Aerospatiale Matra and Dasa were also eliminated, so that these contributions were included in Lagardère's consolidated financial statements at historical cost.

The table below shows a comparison between EADS' published results and the restated amounts included in Lagardère's consolidated financial statements for the first half of 2003.

(in millions of euros)	**15.07% of EADS' Published results**	**Restatements**	**Amounts consolidated by Lagardère**
Net sales	**1,968**	**(27)**	*1,941*
Operating income	**78**	**(12)**	*66*
Interest expense, net	**(16)**	**0**	*(16)*
Operating income after interest	**62**	**(12)**	*50*
Non-operating expenses, net	**(15)**	**0**	*(15)*
Net income from companies accounted for by the equity method	**8**	**2**	*10*
Net income before tax	**55**	**(10)**	*45*

OPERATIONS

EADS' contribution to consolidated sales was € 1,941 million, slightly down on the figure of € 2,019 million for the first half of 2002.

This is the result of a difficult first half for Airbus, where the fall in sales was only partially offset by the good performance of the other divisions in the group. As Airbus raises its invoices in dollars, it was particularly badly hit by the unfavorable exchange rate. In addition, deliveries of aircraft slowed down compared to the first half of 2002 (149 aircraft delivered in the first half of 2003 compared to 160 for the same period the previous year), which nonetheless constitutes a remarkable performance given the continuing crisis in air transport. The drop in deliveries was also, however, partially offset by the positive effect on aircraft sales of the variety of models on offer.

The other divisions in the group all achieved sales that, at end June 2003, were larger than in the first half of 2002.

Military Transport Aircraft, where the revenue generated by the A400M has not yet been taken into account, benefited from the good performance of derivative military activities. Aeronautics (the new structure, that is to say, excluding military aircraft) is in line with the pro forma sales recorded in the first half of 2002.

Following the acquisition of the 25% interest held by BAe Systems, the Space division included 100% of Astrium for the first time (positive contribution to Lagardère of € 25 million). Lastly, the Defense and Security Systems division (in its new form, which includes military aircraft) experienced sales growth stimulated by the increasing maturity of defense programs such as the Eurofighter combat aircraft and the Aster and Storm Shadow missiles.

The global order book showed a marked increase over December 2002, mainly due to the recent successes in civil aviation and defense. Among the main commercial successes feature the orders for airbus placed by JetBlue Airways and Emirates Airlines for 65 and 41 aircraft (including 21 A380s), respectively, as well as the signing of a contract for 180 A400M aircraft worth a total € 19.7 billion.

The forecasts are also highly satisfactory. In the Defense division, EADS was shortlisted for the United Kingdom's GBAD – Ground Based Air Defense – program, involving the design of a new ground-to-air defense control system. In the second half of 2003, there is a good possibility that the Austrian order for Eurofighter will be signed, and the same goes for the Skynet 5 project (secure satellite telecommunications systems for the British Ministry of Defence).

In the Space division, an agreement was signed involving € 3 billion, representing a commitment to order 30 Ariane rocket launchers. The division will also benefit from the launch of the Galileo program. For the moment, none of these elements is included in the order book.

Airbus, for its part, booked 199 orders (before cancellations) during the first half of 2003, compared to 107 the previous year (before cancellations), despite the continuing difficulties facing the airlines. At the end of June 2003, the order book stood at 1,531 commercial aircraft (not including the A400M), which is twelve aircraft more than at the end of June 2002.

In the first half of 2003, EADS reported earnings before interest and tax (EBIT) of € 592 million (compared to € 775 million in the corresponding period of 2002) mainly as a result of both increased research and development costs, particularly for the A380, and difficult market conditions in civil aeronautics and space.

However, owing to the significantly lower impact of restatements made by Lagardère in respect of EADS' foreign currency transaction hedging instruments (€ - 156 million at June 30, 2003, compared to € - 434 million at June 30, 2002), EADS contributed € 66 million to Lagardère's consolidated operating income for the first half of 2003, compared with € 50 million in the first six months of 2002.

Non-operating expenses principally comprise provisions for restructuring costs, mostly in connection with the cost reduction program launched in the Space division. At June 30, 2002, non-operating income included the gain realized by Airbus on the sale of its long-term investment in Aircelle.

Net income from companies accounted for by the equity method again arose mainly from Dassault Aviation's contribution.



→ Other Activities

Other Activities include interest expenses for borrowings obtained by the Group and not directly related to business activities, the operating costs of holding companies, and the results of companies not attached to any of the Group's business segments, principally Banque Arjil.

Operating results recorded by Other Activities improved in the first half of 2003 primarily because Banque Arjil reached break even point, compared to a € 3 million loss in first-half 2002.

Net interest expenses were slightly reduced as a result of the fall in interest rates on borrowings.

Non-operating expenses for the first half of 2003 principally include the gain realized on the sale of all of the shares held in Renault at December 31, 2002 (€ 40 million), offset by provisions for risks associated with the Group's withdrawal from the Automobile business (€ 40 million), leaving the costs of withdrawing from the Automobile business unchanged compared to December 31, 2002.

Net income before tax for Other Activities therefore amounted to € 6 million.

Summary of consolidated results

Contributions of the Group's main business segments and of Other Activities to consolidated income before tax, amortization and write-downs of intangible assets, and minority interests were as follows:

(in millions of euros)	**First half 2003**	**First half 2002 Restated**	**Year 2002 Restated**	**First half 2002 Published**	**Year 2002 Published**
Lagardère Media	**162**	*(41)*	*(16)*	**(41)**	*(16)*
EADS	**45**	*38*	*46*	**38**	*46*
Automobile	-	-	-	**26**	*(229)*
Total income (loss) of business segments	**207**	*(3)*	*30*	**23**	*(199)*
Other Activities	**6**	*8*	*(9)*	**8**	*(9)*
Income (loss) before tax, amortization and write-downs of intangible assets, and minority interests	**213**	*5*	*21*	**31**	*(208)*

After income tax, amortization and write-downs of intangible assets, and minority interests, net income was as follows:

(in millions of euros)	**First half 2003**	**First half 2002 Restated**	**Year 2002 Restated**	**First half 2002 Published**	**Year 2002 Published**
Income (loss) before tax, amortization and write-downs of intangible assets, and minority interests	**213**	*5*	*21*	**31**	*(208)*
Income tax	**(69)**	*139*	*143*	**133**	*143*
Amortization and write-down of goodwill and other intangibles	**(63)**	*(61)*	*(222)*	**(61)**	*(222)*
Net income (loss) before minority interests	**81**	*83*	*(58)*	**103**	*(287)*
Minority interests	**(7)**	*1*	*(4)*	**1**	*(4)*
Net income (loss)	**74**	*84*	*(62)*	**104**	*(291)*

• The consolidated income tax charge totaled € 69 million for the first half of 2003. An income tax gain was recorded in the first six months of 2002 and in the year 2002 following the release of the provision for taxes to be paid in future periods on the capital gain realized on the exchange of Club-Internet for the investment in T-Online in April 2000. This release included € 139 million resulting from the recalculation of the provision using the reduced tax rate applicable to long-term capital gains (20.2%), whereas it was initially recorded at the normal corporate income tax rate (36.43%).

• Amortization and write-downs of intangible assets totaled € 63 million in the first half of 2003, a € 2 million increase over the first half of 2002. This increase is attributable to exceptional write-downs recorded by Lagardère Media. In 2002, exceptional write-downs were recorded in the second half of the year for a total amount of € 98 million, of which € 14 million came from the EADS group and € 68 million concerned the investment held in multiThématiques.

• For the six months ended June 30, 2003, net income attributable to minority interests was € 7 million, all in the Lagardère Media business segment.

Outlook

At the end of August, the uncertainties weighing on the world economic situation make it extremely difficult to forecast the future for Lagardère Media. Nonetheless, a hint of improvement in the economic situation in America and the recovery of other currencies against the euro are encouraging factors for the end of the year.

Also, in the second half of the year – which usually counts for more than 60% of annual operating results –, Lagardère Media is confronted with bases of comparison in 2002 that are demanding, particularly in the Book publishing, Print media and Radio segments.

All in all, thanks to the good level of operating results achieved in the first half of 2003, along with the continued drive to cut costs and accelerate growth, Lagardère Media fully intends to meet the target of over 5% growth in operating results for the whole of the 2003 fiscal period.

Consolidated balance sheets

Assets (in millions of euros)	June 30, 2003	Dec. 31, 2002 Restated	Dec. 31, 2002 Published	June 30, 2002 Published
Current assets				
Cash and cash equivalents	**855.7**	798.6	877.2	**809.1**
Marketable securities	**1,384.1**	1,337.3	1,565.4	**1,793.2**
Trade receivables, net	**1,661.5**	1,643.2	1,691.3	**2,047.4**
Inventories, net	**2,296.1**	2,089.8	2,143.2	**2,336.1**
Other receivables, prepayments and deferred charges	**2,002.1**	1,910.7	1,962.1	**2,122.3**
Total current assets	**8,199.5**	7,779.6	8,239.2	**9,108.1**
Investments accounted for by the equity method	**1,498.6**	1,484.8	1,484.8	**1,539.4**
Other investments and non-current assets	**2,481.6**	2,542.9	2,544.4	**1,274.1**
Property, plant and equipment, net	**2,006.9**	1,985.9	2,098.5	**2,079.5**
Intangible assets, net	**3,679.1**	3,798.5	3,803.2	**3,817.8**
Fixed and other non-current assets	**9,666.2**	9,812.1	9,930.9	**8,710.8**
Total assets	**17,865.7**	17,591.7	18,170.1	**17,818.9**

Liabilities and stockholders' equity (in millions of euros)	June 30, 2003	Dec. 31, 2002 Restated*	Dec. 31, 2002 Published	June 30, 2002 Published
Liabilities				
Trade payables	**3,037.5**	3,114.9	3,265.9	**3,387.8**
Advances on contracts and deferred income	**2,233.7**	2,083.9	2,084.4	**2,281.4**
Borrowings	**4,285.6**	4,109.1	4,123.9	**2,987.7**
Other payables and provisions	**1,760.5**	1,796.2	2,004.6	**2,159.2**
Reserves for risks and charges	**2,254.7**	2,157.6	2,361.3	**2,277.5**
Total liabilities	**13,572.0**	13,261.7	13,840.1	**13,093.6**
Permanent funds				
Perpetual subordinated notes	**415.8**	415.8	415.8	**415.8**
Minority interests	**240.9**	230.5	230.5	**237.1**
Total permanent funds	**656.7**	646.3	646.3	**652.9**
Stockholders' equity				
Common stock	**850.0**	849.2	849.2	**847.3**
Additional paid-in capital and retained earnings	**2,787.0**	2,834.5	2,834.5	**3,225.1**
Total stockholders' equity	**3,637.0**	3,683.7	3,683.7	**4,072.4**
Total permanent funds and stockholders' equity	**4,293.7**	4,330.0	4,330.0	**4,725.3**
Total liabilities and stockholders' equity	**17,865.7**	17,591.7	18,170.1	**17,818.9**

* Restated to exclude the Automobile business segment which is deconsolidated as of January 1, 2003

Consolidated statements of income

(in millions of euros)	Half year to June 30, 2002	Half year to June 30, 2003 Restated*	Year to Dec. 31, 2002 Restated*	Half year to June 30, 2002 Published	Year to Dec. 31, 2002 Published
Operating revenues					
Net sales	**5,802.3**	5,924.7	12,434.1	**6,474.6**	13,216.5
Other operating revenues	**471.1**	352.1	586.9	**346.2**	593.3
Total operating revenues	**6,273.4**	6,276.8	13,021.0	**6,820.8**	13,809.8
Operating expenses					
Purchases and changes in inventories	**(3,444.7)**	(3,463.2)	(7,282.7)	**(3,856.8)**	(7,810.4)
Payroll costs	**(1,266.8)**	(1,202.7)	(2,514.3)	**(1,274.6)**	(2,656.9)
Depreciation, amortization and provisions	**(224.6)**	(214.0)	(537.0)	**(228.3)**	(570.5)
Other operating expenses	**(1,108.0)**	(1,215.3)	(2,254.7)	**(1,252.8)**	(2,332.4)
Total operating expenses	**(6,044.1)**	(6,095.2)	(12,588.7)	**(6,612.5)**	(13,370.2)
Operating income	**229.3**	181.6	432.3	**208.3**	439.6
Interest expense, net	**(30.9)**	(188.4)	(368.0)	**(182.9)**	(331.5)
Operating income (loss) after interest	**198.4**	(6.8)	64.3	**25.4**	108.1
Non-operating expenses, net	**(15.7)**	(3.6)	(98.0)	**(9.4)**	(370.9)
Preferred remuneration	**(3.9)**	(5.5)	(10.7)	**(5.5)**	(10.7)
Amortization of goodwill	**(60.6)**	(61.3)	(123.9)	**(61.5)**	(124.4)
Income taxes	**(69.2)**	138.9	143.0	**133.2**	143.0
Net income (loss) from companies accounted for by the equity method	**32.8**	21.3	(32.5)	**21.3**	(32.5)
Net income (loss) before minority interests	**81.8**	83.0	(57.8)	**103.5**	(287.4)
Minority interests	**(7.4)**	0.7	(3.7)	**0.7**	(3.7)
Net income (loss)	**74.4**	83.7	(61.5)	**104.2**	(291.1)

* Restated to exclude the Automobile business segment which is deconsolidated as of January 1, 2003

LAGARDERE

Lagardère SCA

A French limited partnership with shares with capital stock of € 849,229,824
divided into 139,218,004 shares of € 6.10 par value each.

Head office:
4, rue de Presbourg – Paris 16ème (75) – France
Tel. +33 (0) 1 40 69 16 00
320 366 446 RCS Paris

www.lagardere.com